Craig G. Ongley

(214) 777-4241

congley@krcl.com

April 7, 2014

H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	TransCoastal Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed February 26, 2014
Response dated March 28, 2014
File No. 333-191566
Forms 10-K for Fiscal Years Ended
December 31, 2011 and December 31, 2012
Filed February 23, 2012 and February 26, 2013
Forms 10-Q for the Fiscal Quarters Ended
June 30, 2013 and September 30, 2013
Filed August 14, 2013 and November 12, 2013
File No. 1-14665

Dear Mr. Schwall:

With regards to your letter dated April 3, 2014, we have responded to the staff's comments and numbered our responses to correspond with the comment number in your letter. Please see our responses below:

Amendment No. 4 to Registration Statement on Form S-1

Form 10-K for the Fiscal Years ended December 31, 2012 and December 31, 2011

Form 10-Q for the Fiscal Quarters ended September 30, 2013 and June 30, 2013

General

1.

We note your response to prior comment 1 from our letter dated March 25, 2014 and that you have created new reports showing the effects of excluding the four Savell PUDs and the related adjustments to depletion expense on your financial statements. You state that you consider these adjustments to be immaterial. Please explain to us in detail how you determined that this adjustment was immaterial to your financial statements in all periods affected. Please ensure your response addresses both the quantitative and qualitative factors outlined in SEC Staff Accounting Bulletin No. 99 as well as any other factors considered.

RESPONSE:

Please see the attached memorandum in response to your comment.

Please contact the undersigned should you have any questions.

Sincerely,

KANE RUSSELL COLEMAN & LOGAN PC

/s/ Craig G. Ongley

Craig G. Ongley

Date:	April 7, 2014

Memo To:	SEC – PJ Hamidi; Joseph Klinko

From:	Craig G. Ongley on behalf of TransCoastal Corporation

Re:	Materiality of reserve report changes for removal of Savell PUDs in accordance with SAB 99

Purpose:

The purpose of this memorandum is to document the effects of changes made to the reserve reports utilized by TransCoastal Corporation (the “Company”) in its calculation of depletion expense, the ceiling test, and any other audit areas affected by the change in reserves.

Background:

In the SEC’s comment letter dated April 3, 2014 on the Company’s Amended S-1 Filing, the SEC indicated that the Company should provide an explanation in accordance with SAB 99 for why the suggested changes in the reserve report filed with the Amended S-1 are immaterial to the financial statements of all periods presented. The guidance used, and our procedures and conclusions are included below.

Guidance:

STAFF ACCOUNTING BULLETIN NO. 99

The staff hereby adds Section M to Topic 1 of the Staff Accounting Bulletin Series. Section M, entitled "Materiality," provides guidance in applying materiality thresholds to the preparation of financial statements filed with the Commission and the performance of audits of those financial statements.

STAFF ACCOUNTING BULLETINS

TOPIC 1: FINANCIAL STATEMENTS

* * * * *

M. Materiality

1. Assessing Materiality

Facts: During the course of preparing or auditing year-end financial statements, financial management or the registrant's independent auditor becomes aware of misstatements in a registrant's financial statements. When combined, the misstatements result in a 4% overstatement of net income and a $.02 (4%) overstatement of earnings per share. Because no item in the registrant's consolidated financial statements is misstated by more than 5%, management and the independent auditor conclude that the deviation from generally accepted accounting principles ("GAAP") is immaterial and that the accounting is permissible.

Question: Each Statement of Financial Accounting Standards adopted by the Financial Accounting Standards Board ("FASB") states, "The provisions of this Statement need not be applied to immaterial items." In the staff's view, may a registrant or the auditor of its financial statements assume the immateriality of items that fall below a percentage threshold set by management or the auditor to determine whether amounts and items are material to the financial statements?

Interpretive Response: No. The staff is aware that certain registrants, over time, have developed quantitative thresholds as "rules of thumb" to assist in the preparation of their financial statements, and that auditors also have used these thresholds in their evaluation of whether items might be considered material to users of a registrant's financial statements. One rule of thumb in particular suggests that the misstatement or omission of an item that falls under a 5% threshold is not material in the absence of particularly egregious circumstances, such as self-dealing or misappropriation by senior management. The staff reminds registrants and the auditors of their financial statements that exclusive reliance on this or any percentage or numerical threshold has no basis in the accounting literature or the law.

The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that – without considering all relevant circumstances – a deviation of less than the specified percentage with respect to a particular item on the registrant's financial statements is unlikely to be material. The staff has no objection to such a "rule of thumb" as an initial step in assessing materiality. But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant's financial statements. A matter is "material" if there is a substantial likelihood that a reasonable person would consider it important. In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

This formulation in the accounting literature is in substance identical to the formulation used by the courts in interpreting the federal securities laws. The Supreme Court in TSC Industries v. Northway, Inc., 426 U.S. 438, 449 (1976) held that a fact is material if there is:

"… a substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the "total mix" of information made available."

Under the governing principles, an assessment of materiality requires that one views the facts in the context of the "surrounding circumstances," as the accounting literature puts it, or the "total mix" of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the "total mix" includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both "quantitative" and "qualitative" factors in assessing an item's materiality. Court decisions, Commission rules and enforcement actions, and accounting and auditing literature have all considered "qualitative" factors in various contexts.

The FASB has long emphasized that materiality cannot be reduced to a numerical formula. In its Concepts Statement No. 2, the FASB noted that some had urged it to promulgate quantitative materiality guides for use in a variety of situations. The FASB rejected such an approach as representing only a "minority view," stating –

The predominant view is that materiality judgments can properly be made only by those who have all the facts. The Board's present position is that no general standards of materiality could be formulated to take into account all the considerations that enter into an experienced human judgment.

The FASB noted that, in certain limited circumstances, the Commission and other authoritative bodies had issued quantitative materiality guidance, citing as examples guidelines ranging from one to ten percent with respect to a variety of disclosures. And it took account of contradictory studies, one showing a lack of uniformity among auditors on materiality judgments, and another suggesting widespread use of a "rule of thumb" of five to ten percent of net income. The FASB also considered whether an evaluation of materiality could be based solely on anticipating the market's reaction to accounting information.

The FASB rejected a formulaic approach to discharging "the onerous duty of making materiality decisions" in favor of an approach that takes into account all the relevant considerations. In so doing, it made clear that;

"Magnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment."

Evaluation of materiality requires a registrant and its auditor to consider all the relevant circumstances, and the staff believes that there are numerous circumstances in which misstatements below 5% could well be material. Qualitative factors may cause misstatements of quantitatively small amounts to be material; as stated in the auditing literature:

As a result of the interaction of quantitative and qualitative considerations in materiality judgments, misstatements of relatively small amounts that come to the auditor's attention could have a material effect on the financial statements.

Among the considerations that may well render material a quantitatively small misstatement of a financial statement item are:

■	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate
■	whether the misstatement masks a change in earnings or other trends
■	whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise
■	whether the misstatement changes a loss into income or vice versa
■	whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability
■	whether the misstatement affects the registrant's compliance with regulatory requirements
■	whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements
■	whether the misstatement has the effect of increasing management's compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation
■	whether the misstatement involves concealment of an unlawful transaction.

This is not an exhaustive list of the circumstances that may affect the materiality of a quantitatively small misstatement. Among other factors, the demonstrated volatility of the price of a registrant's securities in response to certain types of disclosures may provide guidance as to whether investors regard quantitatively small misstatements as material. Consideration of potential market reaction to disclosure of a misstatement is by itself "too blunt an instrument to be depended on" in considering whether a fact is material. When, however, management or the independent auditor expects (based, for example, on a pattern of market performance) that a known misstatement may result in a significant positive or negative market reaction, that expected reaction should be taken into account when considering whether a misstatement is material.

For the reasons noted above, the staff believes that a registrant and the auditors of its financial statements should not assume that even small intentional misstatements in financial statements, for example those pursuant to actions to "manage" earnings, are immaterial. While the intent of management does not render a misstatement material, it may provide significant evidence of materiality. The evidence may be particularly compelling where management has intentionally misstated items in the financial statements to "manage" reported earnings. In that instance, it presumably has done so believing that the resulting amounts and trends would be significant to users of the registrant's financial statements. The staff believes that investors generally would regard as significant a management practice to over- or under-state earnings up to an amount just short of a percentage threshold in order to "manage" earnings. Investors presumably also would regard as significant an accounting practice that, in essence, rendered all earnings figures subject to a management-directed margin of misstatement.

The materiality of a misstatement may turn on where it appears in the financial statements. For example, a misstatement may involve a segment of the registrant's operations. In that instance, in assessing materiality of a misstatement to the financial statements taken as a whole, registrants and their auditors should consider not only the size of the misstatement but also the significance of the segment information to the financial statements taken as a whole. "A misstatement of the revenue and operating profit of a relatively small segment that is represented by management to be important to the future profitability of the entity" is more likely to be material to investors than a misstatement in a segment that management has not identified as especially important. In assessing the materiality of misstatements in segment information - as with materiality generally;

"situations may arise in practice where the auditor will conclude that a matter relating to segment information is qualitatively material even though, in his or her judgment, it is quantitatively immaterial to the financial statements taken as a whole."

Aggregating and Netting Misstatements

In determining whether multiple misstatements cause the financial statements to be materially misstated, registrants and the auditors of their financial statements should consider each misstatement separately and the aggregate effect of all misstatements. A registrant and its auditor should evaluate misstatements in light of quantitative and qualitative factors and "consider whether, in relation to individual line item amounts, subtotals, or totals in the financial statements, they materially misstate the financial statements taken as a whole." This requires consideration of:

"the significance of an item to a particular entity (for example, inventories to a manufacturing company), the pervasiveness of the misstatement (such as whether it affects the presentation of numerous financial statement items), and the effect of the misstatement on the financial statements taken as a whole ...."

Registrants and their auditors first should consider whether each misstatement is material, irrespective of its effect when combined with other misstatements. The literature notes that the analysis should consider whether the misstatement of "individual amounts" causes a material misstatement of the financial statements taken as a whole. As with materiality generally, this analysis requires consideration of both quantitative and qualitative factors.

If the misstatement of an individual amount causes the financial statements as a whole to be materially misstated, that effect cannot be eliminated by other misstatements whose effect may be to diminish the impact of the misstatement on other financial statement items. To take an obvious example, if a registrant's revenues are a material financial statement item and if they are materially overstated, the financial statements taken as a whole will be materially misleading even if the effect on earnings is completely offset by an equivalent overstatement of expenses.

Even though a misstatement of an individual amount may not cause the financial statements taken as a whole to be materially misstated, it may nonetheless, when aggregated with other misstatements, render the financial statements taken as a whole to be materially misleading. Registrants and the auditors of their financial statements accordingly should consider the effect of the misstatement on subtotals or totals. The auditor should aggregate all misstatements that affect each subtotal or total and consider whether the misstatements in the aggregate affect the subtotal or total in a way that causes the registrant's financial statements taken as a whole to be materially misleading.

"The staff believes that, in considering the aggregate effect of multiple misstatements on a subtotal or total, registrants and the auditors of their financial statements should exercise particular care when considering whether to offset (or the appropriateness of offsetting) a misstatement of an estimated amount with a misstatement of an item capable of precise measurement. As noted above, assessments of materiality should never be purely mechanical; given the imprecision inherent in estimates, there is by definition a corresponding imprecision in the aggregation of misstatements involving estimates with those that do not involve an estimate."

Registrants and auditors also should consider the effect of misstatements from prior periods on the current financial statements. For example, the auditing literature states:

"Matters underlying adjustments proposed by the auditor but not recorded by the entity could potentially cause future financial statements to be materially misstated, even though the auditor has concluded that the adjustments are not material to the current financial statements.

This may be particularly the case where immaterial misstatements recur in several years and the cumulative effect becomes material in the current year."

Source: http://www.sec.gov/interps/account/sab99.htm

Procedures:

1)	Obtained an updated reserve report that excluded the Savell PUDs as of 1/1/2013
2)	Updated recalculation of the 12/31/2012 depletion expense based on the updated reserve report.
3)	Updated recalculation of the 12/31/2012 ceiling test based on the updated reserve report.
4)	Considered the need to update the asset retirement obligation (“ARO”) calculation, but given the wells were PUDs, and no drilling had been started, there would be no effect on the ARO.
5)	Under the assumption of removing the Savell PUDs, Utilized the 1/1/2012 reserve report less the Savell PUD values to perform steps 2-4 for the year ended 12/31/2011.

6)	Under the assumption of removing the Savell PUDs, Utilized the 1/1/2013 reserve report to estimate the same calculations performed in steps 2-4 for the quarters ended 6/30/2013 and 9/30/2013
7)	Assessed each of the differences from the calculations above to determine if they were material quantitatively and qualitatively based on the criteria established in the guidance above.

Financial Statement Results:

For the year ended December 31, 2011

Recalculated Depreciation Expense	$398,674
Depreciation expense as reported	$280,000

Recalculated impairment per ceiling test	$-
Impairment as reported	$-

Misstatement of Depreciation Expense	118,674
Misstatement of Impairment	-
Other audit misstatements	1,094
Rollforward effects from PY misstatements	-
Aggregate audit misstatements	$119,768

For the year ended December 31, 2012

Recalculated Depreciation Expense	$496,161
Depreciation expense as reported	$380,000

Recalculated impairment per ceiling test	$-
Impairment as reported	$-

Misstatement of Depreciation Expense	116,161
Misstatement of Impairment	-
Other audit misstatements	22,686
Rollforward effects from PY misstatements	(10,000)
Aggregate audit misstatements	$128,847

For the six month period ended June 30, 2013

Recalculated Depreciation Expense	$257,368
Depreciation expense as reported	$202,000

Recalculated impairment per ceiling test	$-
Impairment as reported	$-

Misstatement of Depreciation Expense	55,368
Misstatement of Impairment	-
Rollforward effects from PY misstatements	(22,686)
Aggregate audit misstatements	$32,682

For the nine month period ended September 30, 2013

Recalculated Depreciation Expense	$392,469
Depreciation expense as reported	$342,000

Recalculated impairment per ceiling test	$-
Impairment as reported	$-

Misstatement of Depreciation Expense	50,469
Misstatement of Impairment	-
Rollforward effects from PY misstatements	(22,686)
Aggregate audit misstatements	$27,783

Conclusion on Financial Statement Results:

For each of the periods presented the misstatement noted individually for the depreciation calculation, and in the aggregate when considered with other financial statement misstatements represented an immaterial misstatement to the financial statements taken as a whole both quantitatively and qualitatively. The quantitative factors included materiality thresholds based on a basis of total assets of the Company (about 1% of total assets).

The qualitative factors considered include: the fact that for each of the periods, the misstatement does not result in a flip of income or loss as reported; the misstatements do not result in any debt covenant breaks as depreciation is an expense that is added back to any EBITDA covenants; the misstatement of depreciation would affect the cost basis of the oil and gas properties, but value of the company is not driven by the cost basis of the oil and natural gas properties; and any effect on future periods due to the depreciation misstatement would have an immaterial overstatement effect of the depletable basis which would result in additional depreciation recorded in the future period (approximately .5%, the depletion rate, of the misstatements noted which is less than $1,000 for each period).

In addition to the accounting factors the Supreme Court has made it clear that the fact or misstatement must also be viewed under the circumstances involved. This registration is registering shares for current shareholders only; all of whom have already made their investment decision and are therefore not relying on the information contained in the registration statement to purchase securities.